UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM U-9C-3

                      QUARTERLY REPORT PURSUANT TO RULE 58


                              FOR THE QUARTER ENDED

                                  JUNE 30, 1998



                    CENTRAL AND SOUTH WEST CORPORATION (CSW)
                      (Name of registered holding company)


                          1616 WOODALL RODGERS FREEWAY
                               DALLAS, TEXAS 75202
                    (Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

                                                                    PERCENTAGE
                                        ENERGY OR                              OF VOTING
NAME OF REPORTING COMPANY               GAS-RELATED   DATE OF     STATE OF    SECURITIES
(OWNERSHIP INFORMATION)                 COMPANY    ORGANIZATION  ORGANIZATION    HELD       NATURE OF BUSINESS
---------------------------------------------------------------------------------------------------------------
Polk Power Partners, L.P. (Polk Cogen)   Energy      Feb-92        Delaware      46.25%    Qualifying facility
Orange Cogeneration Limited Partnership  Energy      Feb-93        Delaware       50%      Qualifying facility
(Orange Cogen)
Brush Cogeneration Partners (Brush Cogen)Energy      Nov-91        Delaware      47.25%    Qualifying facility
(OWNERSHIP THROUGH VARIOUS INTERMEDIATE HOLDING COMPANY SUBSIDIARIES ORIGINATING WITH CSW DEVELOPMENT-I,
INC / CSW ENERGY INC. / CSW)


Thermo Cogeneration Partnership, L.P.    Energy      Apr-93        Delaware       50%      Qualifying facility
(Thermo Cogen)
(OWNERSHIP THROUGH INTERMEDIATE HOLDING COMPANY CSW FT. LUPTON, INC. / CSW ENERGY INC. / CSW)


Sweeny Cogeneration Limited Partnership  Energy      Sep-95        Delaware       50%      Qualifying facility
(Sweeny Cogen)
(OWNERSHIP THROUGH VARIOUS INTERMEDIATE HOLDING COMPANY SUBSIDIARIES ORIGINATING WITH CSW SWEENY GP I,
INC. AND CSW SWEENY LP I, INC. /  CSW ENERGY INC. / CSW)


Diversified Energy Contractors LLC (DECO)Energy      Jul-97        Delaware       100%      Maintenance services
(CSW ENERGY INC. / CSW)

CSW Power Marketing, Inc.                Energy       Mar-96       Delaware       100%      Energy marketing
(CSW)

CSW Services International, Inc.         Energy       Mar-97       Delaware       100%      Energy management
(CSW ENERGY INC. / CSW)

Powerware Solutions, Inc.                Energy       Feb-94       Texas          4.0%      Energy Mgmt
(PSO Investment)                                                                            Systems for
                                                                                            water utilities

Utility Data Resources, Inc.             Energy       Dec-97       Delaware       4.5%      Electricity
(PSO Investment)                                                                            pricing mgmt
                                                                                            consulting and
                                                                                            software


AEMT, Inc.                               Energy       Dec-97       Florida         0%       Power
(PSO Investment)                                                                            conditioning
                                                                                            product mfg and
                                                                                            sales

Energy Services, Inc. (ESI)              Energy       Sept-97      Delaware       100%      Energy marketing
(CSW)

Enershop                                 Energy       Sept-95      Delaware       100%      Energy marketing
(CSW)
                                                                                          services

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

                              PRINCIPAL                        PERSON TO                    CONSIDERATION
COMPANY         TYPE OF       AMOUNT OF    ISSUE     COST OF   WHOM           COLLATERAL    RECEIVED FOR
ISSUING         SECURITY      SECURITY     OR        CAPITAL   SECURITY       GIVEN WITH    EACH SECURITY
SECURITY        ISSUED                     RENEWAL             ISSUED         SECURITY
--------------- ------------- ------------ --------- --------- -------------- ------------- --------------
                                (000's)

Sweeny Cogen    Secured           87,000    Issue     7.40%    Westduetsche   Assets of     Loan Proceeds
Limited         Notes-Non-recourse                             Landesbank     Sweeny
Partnership     above                                                         Cogen
                project                                                       Limited
                level                                                         Partnership

Sweeny Cogen    Secured           62,000   Issue      7.40%    John Hancock   Assets of     Loan Proceeds
Limited         Notes-Non-recourse                             Life           Sweeny
Partnership     above                                                         Cogen
                project                                                       Limited
                level                                                         Partnership

DECO            Loan note          1,699                       CSW Energy


COMPANY         COMPANY       AMOUNT OF
CONTRIBUTING    RECEIVING     CAPITAL
CAPITAL         CAPITAL       CONTRIBUTION
--------------- ------------- ------------
                                (000')
None


ITEM 3 - ASSOCIATE TRANSACTIONS

PART I - TRANSACTIONS PERFORMED BY REPORTING COMPANIES ON BEHALF OF ASSOCIATE COMPANIES

                                                         DIRECT     INDIRECT
REPORTING COMPANY   ASSOCIATE COMPANY  TYPE OF SERVICES  COSTS      COSTS     COST OF   TOTAL AMOUNT
RENDERING SERVICES  RECEIVING SERVICES RENDERED          CHARGED    CHARGED   CAPITAL   BILLED
------------------- ------------------ ---------------   ---------  --------- --------- ------------
                                                         (000's)    (000's)               (000's)

Enershop, Inc.      CSW/ICG            Lease
                    ChoiceCom, LLP     Management         $  22                            $  22

Enershop, Inc.      CSW Power          Lease
                    Marketing, Inc.    Management             5                                5

CSW Power           Enershop, Inc.     Lease
Marking, Inc.                          Management            66                               66

CSW Power           CSW/ICG            Lease
Marketing, Inc.     ChoiceCom, LLP     Management            26                               26


CSW Energy, Inc.    Orange             Plant services       336     $ 155                    491
                    Cogeneration

CSW Energy, Inc.    Polk Cogeneration  Plant services       323       155                    478

CSW Energy, Inc.    Sweeny             Plant services       222       229                    451
                    Cogeneration



PART II - TRANSACTIONS PERFORMED BY ASSOCIATE COMPANIES ON BEHALF OF REPORTING COMPANIES

                                                         DIRECT    INDIRECT
ASSOCIATE COMPANY   REPORTING COMPANY   TYPE OF SERVICES COSTS     COSTS     COST OF   TOTAL AMOUNT
RENDERING SERVICES  RECEIVING SERVICES  RENDERED         CHARGED   CHARGED   CAPITAL   BILLED
------------------- ------------------  ---------------  --------- --------- --------- ------------
                                                          (000's)   (000's)               (000's)

CSW Power           Enershop, Inc.     Lease
Marketing, Inc.                        Management            66                               66

Enershop, Inc.      CSW Power          Lease
                    Marketing, Inc.    Management             5                                5

For other associate company transactions, please refer to the most recent annual report on Form U-13-60 filed by Central and South West
Corporation with the Securities and Exchange Commission.


ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (millions):

Total consolidated capitalization as of:  June 30, 1998          $7,830 line 1

Total capitalization multiplied by15%                             1,175 line 2
(line 1 multiplied by 0.15)

Greater of $50 million or line 2                                  1,175 line 3


Total current aggregate investment: (Beginning 4/1/97)
 (categorized by major line of energy-related business)
   Energy-related Category 1:  Energy Services            11
   Energy-related Category 5:  Energy Marketing            0
   Energy-related Category 7:  Maintenance Services        0
   Energy-related Category 8:  Qualifying Facility         5
   Energy-related Categories 2,3,4,6,9,10                 --
     Total current aggregate investment                             16 line 4
                                                               ---------

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding company system
(line 3 less line 4)
                                                                $1,159 line 5
                                                               =========

Investments in gas-related companies (millions):

Total current aggregate investment: (Beginning 4/1/97)
 (categorized by major line of energy-related business)
   Gas-related business Categories 1 and 2                --
      Total current aggregate investment                            $0
                                                               =========

ITEM 5 - OTHER INVESTMENTS


MAJOR LINE OF       OTHER INVESTMENT OTHER INVESTMENT
ENERGY-RELATED      IN LAST U-9C-3   IN THIS U-9C-3    REASON FOR DIFFERENCE
BUSINESS            REPORT           REPORT            IN OTHER INVESTMENT
------------------- ---------------- ----------------- -------------------------
                        (000's)          (000's)

Energy services         $ 2,696             $0         Amounts invested prior to
                                                       April 1, 1997 are
                                                       excluded from Item 4

Maintenance               --                0
services

Qualifying             $ 195,124            0          Amounts invested prior to
facility                                               April 1, 1997 are
                                                       excluded from Item 4



ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

FINANCIAL STATEMENTS

Balance sheets for quarter ended June 30, 1998
           CSW Development-I, Inc. (consolidated)
           CSW Ft. Lupton, Inc
           Sweeny Companies (consolidated)
           Enershop, Inc.
           CSW Energy Services, Inc.
           CSW Power Marketing, Inc.
           Diversified Energy Contractors Company (DECO)
           Note: No CSW Services International balance sheet (initial capitalization activity only)


Income Statements as of the three months ended June 30, 1998
           CSW Development-I, Inc. (consolidated)
           CSW Ft. Lupton, Inc.
           Sweeny Companies (consolidated)
           Enershop, Inc.
           CSW Energy Services, Inc.
           CSW Power Marketing, Inc.
           Diversified Energy Contractors Company (DECO)
           Note: No Income statement for CSW Services International (pass-through billing only)

EXHIBITS

Exhibit A - Certificate of Central and South West Corporation

Please contact Mr. Steven K. Bargmann at (214) 777-2210 with inquiries concerning this report.


                                         SIGNATURE

                                         Central and South West Corporation

                                         By: Lawrence B. Connors
                                             (Name)

                                             Controller
                                             (Title)

                                             August 28, 1998
                                             (Date)

                             CSW DEVELOPMENT-I, INC.
                           Consolidated Balance Sheet
                                  June 30, 1998
                                    Unaudited
                                     (000's)


CURRENT ASSETS
       Cash                                  $         200
       Accounts Receivable - Project                    28
                                             --------------
              Total Current Assets                                $      228

NONCURRENT ASSETS
       Equity Investment                            43,119
       Notes Receivable - Affiliated                25,141
       Other Noncurrent                              1,744
                                             --------------
              Total Noncurrent Assets                                70,004
                                                                -------------

              Total Assets                                           70,232
                                                                =============


NONCURRENT LIABILITIES
       Deferred Federal Income Tax                                   22,060


EQUITY
       Common Stock                                      1
       Paid in Capital                              43,086
       Retained Earnings                             5,017
       Minority Interest                                68
                                             --------------
              Total Shareholder's Equity                             48,172
                                                                -------------
              Total Liabilities and Equity                      $    70,232
                                                                =============

                              CSW FT. LUPTON, INC.
                           Consolidated Balance Sheet
                                  June 30, 1998
                                    Unaudited
                                     (000's)


CURRENT ASSETS
       Accounts Receivable - Affiliated                       $      63,465

NONCURRENT ASSETS
       Equity Investment                            69,618
       Deferred Financing Costs                      2,591
       Deferred Interest Expense                     1,270
                                             --------------
              Total Noncurrent Assets                                73,479
                                                                -------------
              Total Assets                                          136,944
                                                                =============


NONCURRENT LIABILITIES
       Deferred Income                               2,254
       Accrued Federal Income Tax                    4,339
       Deferred Federal Income Tax                  17,689
                                             --------------

              Total Liabilities                                      24,282

EQUITY
       Paid in Capital                              82,626
       Retained Earnings                   $        30,036
                                             --------------
              Total Shareholder's Equity                            112,662
                                                                -------------
              Total Liabilities and Equity                    $     136,944
                                                                =============

                            Sweeny Cogeneration, L P
                           Consolidated Balance Sheet
                                  June 30, 1998
                                    Unaudited
                                     (000's)


CURRENT ASSETS
       Cash                               $        26,189
       Accounts Receivable                         16,185
       Plant Assets in Service                    178,477
       Other Current Assets                         2,637
                                             --------------
              Total Assets                                           223,488
                                                                =============


CURRENT LIABILITIES
       Accounts Payable - Nonaffiliated             8,117
       Accounts Payable - Affiliated               21,834
       Retainage Payable                            9,930
       Long Term Debt                             149,000
       Other                                        2,240
                                             --------------
              Total Liabilities
                                                                    191,121

MINORITY INTEREST                                                    15,000

EQUITY
       Paid in Capital                              15,000
       Undistributed Earnings                        2,367
                                             --------------
              Total Shareholder's Equity                             17,367
                                                                -------------

              Total Liabilities, Equity and Minority Interest  $    223,488
                                                                =============

                                 ENERSHOP, INC.
                                  Balance Sheet
                                    June 1998

                        ASSETS
           ASSETS
             Accounts Receivable                1,406,128
             Prepaid Assets                        24,378
             Federal Income Tax                 1,571,363
             Work in Progress                   2,452,095
             Other Assets                       2,559,770
                                             -------------
           Total Current Assets                 8,013,734

             Office Furniture & Equipment       1,347,813
             Accumulated Depreciation           (301,540)
                                             -------------
           Net Plant                            1,046,274

           NON CURRENT ASSETS
             Prepaid Benefit Plans                 51,468
                                             -------------

           Total Assets                                         9,111,476
                                                          ================

                 LIABILITIES & EQUITY
           CURRENT LIABILITIES
             Accounts Payable                   1,467,236
             Accounts Payable -  affiliated        17,136
             Unearned Interest Revenue             83,497
                                             -------------
           Total Current Liabilities            1,567,868

           LONG TERM LIABILITIES
             Notes Payable - Affiliated        14,020,444
             Notes Payable - Other                173,250
                                             -------------
           Total Long Term Liabilities         14,193,694
                                             -------------

           Total Liabilities                   15,761,562
                                             -------------

                        EQUITY
           EQUITY
             Common Stock                             100
             Additional Paid in  Capital              900
             Retained Earnings                (6,651,087)
                                             -------------
           Total Equity                       (6,650,087)
                                             -------------

           Total Liabilities & Equity                           9,111,476
                                                          ================

                            CSW Energy Services, Inc.
                                  Balance Sheet
                                    June 1998

                             ASSETS
           ASSETS
              Cash                                               200
              Accounts Receivable - Affiliated                77,276
              Accounts Receivable - Other                     33,532
              Other Assets                                   156,516
                                                       --------------
                 Total Current Assets                        267,524

             Office Furniture & Equipment & Software         730,414
             Accumulated Depreciation                       (39,307)
                                                       --------------
           Net Plant                                         691,107


           Total Assets                                                 958,631
                                                                 ===============


                      LIABILITIES & EQUITY
           CURRENT LIABILITIES
              Accounts Payable                               198,972
              Accounts Payable - Affiliated                4,197,036
              Interest Payable - Affiliate                    18,681
              Accrued Taxes                              (1,030,034)
              Other Current Liabilities                       14,061

                                                       --------------
                 Total  Liabilities                        3,398,716

                             EQUITY
           EQUITY
             Common Stock                                      1,000
             Additional Paid in Capital                            0
             Retained Earnings                           (2,441,085)
                                                       --------------
           Total Equity                                  (2,440,085)
                                                       --------------

           Total Liabilities & Equity                                   958,631
                                                                ================

                              Power Marketing, Inc.
                                  Balance Sheet
                                    June 1998

                           ASSETS
           ASSETS
             Accounts Receivable - Affiliate           66,482
             Accounts Receivable - Trade                    0
             Prepaid Assets                            44,003
             Federal Income Tax Benefit                     0
             Work in Progress                               0
             Other Assets                                   0
                                                      -------
           Total Current Assets                       110,485

             Property & Equipment                      23,438
             Accumulated Depreciation                 (2,302)
                                                      -------
           Net Plant                                   21,136

           NON CURRENT ASSETS
             Prepaid Benefit Plans                          0

           Total Assets                                                 131,621
                                                                   =============

                    LIABILITIES & EQUITY
           CURRENT LIABILITIES
             Accounts Payable                              0
             Accounts Payable -  affiliated          125,176
                                                     -------

           Total Current Liabilities                 125,176

           LONG TERM LIABILITIES
             Notes Payable - Affiliated              420,786
             Notes Payable - Other                         0
                                                     -------
           Total Long Term Liabilities               420,786
                                                     -------
           Total Liabilities                         545,962

                           EQUITY
           EQUITY
             Common Stock                              1,000
             Additional Paid in Capital                    0
             Retained Earnings                     (415,341)
                                                   ---------
           Total Equity                            (414,341)

           Total Liabilities & Equity                                   131,621
                                                                   =============

                     Diversified Energy Contractors Company
                                  Balance Sheet
                                  June 30, 1998
                                    Unaudited
                                     (000's)


CURRENT ASSETS
      Cash                                            $        365
      Accounts Receivable                                       33
      Other Current Assets                                     210
                                                      -------------
              Total Current Assets                                  $        608

NONCURRENT ASSETS
      Fixed Assets                                             474
      Other Noncurrent                                         809
                                                      -------------
              Total Noncurrent Assets                                      1,283
                                                                   =============
              Total Assets                                                 1,891
                                                                   =============

CURRENT LIABILITIES
      Accounts Payable                                         599
      Other Current                                             45
                                                      -------------
              Total Current Assets                                           644

NON-CURRENT LIABILITIES
      Notes Payable - Affiliates                                           3,138

                                                                   -------------
              Total Liabilities                                            3,782
                                                                   -------------

EQUITY
      Partners                                                   1
      Capital
      Retained  Deficit                               $     (1,892)
                                                      -------------
              Total Equity                                               (1,891)

                                                                   =============
              Total Liabilities and Equity                         $       1,891
                                                                   =============

                             CSW DEVELOPMENT-I, INC.
                          Consolidated Income Statement
                       For the Quarter Ended June 30, 1998
                                    Unaudited
                                     (000's)


                                               Three Months
                                                   Ended           Six Months
                                               June 30, 1998      Year to Date
                                              -----------------  ---------------
REVENUES
      Misc. Income                               $          109     $        237
      Income From Equity Investments                        720              960
                                              -----------------  ---------------
           Total Revenue                                    829            1,197
                                              -----------------  ---------------

EXPENSES
      Interest (Income) Expense                           (364)            (709)
      Operating Expenses, net                                52              136
                                              -----------------  ---------------
           Total Expenses                                 (312)            (573)
                                              -----------------  ---------------

Net Income Before Tax                                    1,141             1,770

Provision for Income Tax                                   446               691
                                              -----------------  ---------------

Net Income                                       $         695      $      1,079
                                              =================  ===============

                              CSW FT. LUPTON, INC.
                          Consolidated Income Statement
                       For the Quarter Ended June 30, 1998
                                    Unaudited
                                     (000's)


                                              Three Months
                                                  Ended             Six Months
                                              June 30, 1998        Year to Date
                                           -------------------- ----------------
REVENUES
      Interest Income                    $                  22  $            44
      Misc. Income                                         954            1,838
      Income From Equity Investments                     3,016            5,721
                                           -------------------- ----------------
           Total Revenue                                 3,992            7,603

EXPENSES
      Operating Expenses, net                              884            1,637
                                           -------------------- ----------------


Net Income Before Tax                                    3,992            7,603

Provision for Income Tax                                 1,212            2,327
                                           -------------------- ----------------

Net Income                               $               2,780  $         5,276
                                           ==================== ================

                            Sweeny Cogeneration, L P
                          Consolidated Income Statement
                       For the Quarter Ended June 30, 1998
                                    Unaudited
                                     (000's)


                                              Three Months
                                                  Ended              Six Months
                                              June 30, 1998         Year to Date
                                           -------------------- ----------------
REVENUES
      Income From Equity Investments                    30,723           50,282

EXPENSES
      Operating Expenses                                23,563           38,421
      Administrative & Other                             5,373            8,927
                                           -------------------- ----------------
          Total Expenses                                28,936           47,348
                                           -------------------- ----------------

Net Income- Partnership                                  1,787            2,934
                                           ==================== ================

                                 ENERSHOP, INC.
                                Income Statement
                      For the Quarter Ending June 30, 1998
                                    Unaudited
                                     (000's)


                                                 Quarter           Six Months
                                                 Ending            Year to Date
                                                 6/30/98           6/30/98


REVENUES
  Contract Revenue                                  1,326           2,333
  Maintenance Revenue                                   0               0
  Misc. Revenue                                         8              15
                                                ----------        ---------
Total Revenue                                       1,334           2,348
                                                ----------        ---------

EXPENSES
  Cost of Revenue                                   1,098           1,952
  Operating Expenses                                1,748           3,195
  Affiliate outside services                          116             264
  Interest & Taxes Other than Income                  232             454
                                                ----------        ---------
Total Expenses                                      3,194           5,865
                                                ----------        ---------

Net Income Before Tax                             (1,860)          (3,517)

Provision for Income Taxes                          (636)          (1,206)
                                                ----------        ---------

Net Income                                        (1,224)          (2,311)
                                                ==========        =========

                            CSW Energy Services, Inc.
                                Income Statement
                      For the Quarter Ending June 30, 1998
                                    Unaudited
                                     (000's)


                                                 Quarter            Six Months
                                                 Ending             Year to Date
                                                 6/30/98            6/30/98


REVENUES
                                                      128                128
Unbilled Merchandise                                    3                  3
   Miscellaneous                                        0                  0
                                                ----------         ----------
     Total Revenue                                    131                 131
                                                ----------         ----------

Cost of Sales
   Purchased Energy                                    19                  19
   UDC Charges                                        102                 102
   ISO Charges                                          2                   2
   PX Participation Fees                                6                   6
   Merchandise Costs                                    2                   2
                                                ----------         ----------
     Total Cost of Sales                              131                 131
                                                ----------         ----------

Gross Margin                                            0                   0

SG&A Expenses
   Customer Service & Info                            178                 470
   General & Administrative                           904               1,655
   Depreciation                                         3                   5
   Amortization                                        20                  34
   Taxes Other than Income                             75                  94
   Income Taxes                                     (431)               (794)
                                                ----------         ----------
     Total Operating Expense                          749               1,464

Net Operating Income/(Loss)                         (748)             (1,464)

   Interest on Short Term Debt                         50                  79
   Other Income & Deducts                               5                (66)
   Credit Line Fees - Affiliate                       (1)                   0
                                                ----------         ----------

      Net Income/Loss                               (802)             (1,476)
                                                ==========         ==========

                              Power Marketing, Inc.
                                Income Statement
                      For the Quarter Ending June 30, 1998
                                    Unaudited
                                     (000's)


                                                 Quarter             Six Months
                                                 Ending             Year to Date
                                               06/30/98               06/30/98


REVENUES
  Rental Revenues - Affiliate                         80                   156
  Other Revenues                                       0                     0
                                                       0                     0
                                                      --                     -
Total Revenue                                         80                   156
                                                     ---                   ---

EXPENSES
  Cost of Revenue                                      0                     0
  Operating Expenses                                 131                   341
  Affiliate outside services                          17                    90
  Interest & Taxes Other than Income                   7                    13
                                                      --                    --
Total Expenses                                       156                   444
                                                    ----                   ---

Net Income Before Tax                               (76)                  (288)

Provision for Income Taxes                          (27)                  (101)
                                                    ----                  -----

Net Income                                          (50)                  (187)
                                                ========               ========

                     Diversified Energy Contractors Company
                           Income Statement (Initial)
                       For the Quarter Ended June 30, 1998
                                    Unaudited
                                    ($000's)


                                                              Six Months
                                                                Year to
                                                                 Date (A)
                                                              ------------
REVENUES
    Construction Billings                                     $     1,242

Cost of Sales                                                       1,458
                                                              ------------
    Gross Margin                                                    (216)

EXPENSES
    Operating and General Expenses                                  1,087
                                                              ------------
       Total Expenses                                               1,087
                                                              ------------

Net Income Before Tax                                             (1,303)

Provision for Income Tax                                                -
                                                              ------------

Net Income                                                     $  (1,303)
                                                              ============

NOTE (A):  Initial Quarter of Operation. Quarter and Year-to-Date numbers are the same.